Registration No. 333-90824
                                                Filed Pursuant to Rule 424(b)(3)

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 7, 2003

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 19, 2002)

                                  $500,000,000

                                     [LOGO]

                         ARIZONA PUBLIC SERVICE COMPANY

                         $   ,000,000  % NOTES DUE 2015
                         $   ,000,000  % NOTES DUE 2033

--------------------------------------------------------------------------------

This is an offering by Arizona Public Service Company of $ ,000,000 of   % notes
due May  , 2015 and $   ,000,000 of   % notes due May  , 2033. Interest on the
notes is payable May   and November of each year, beginning November   , 2003.
We may redeem some or all the notes at any time at the redemption prices described under the caption "Description of the Notes - Redemption." The notes have no sinking fund provisions.

The notes will be unsecured senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

                                        PER 2015 NOTE   PER 2033 NOTE       TOTAL
                                        -------------   -------------   -------------
Initial public offering price(1)....              %              %        $
Underwriting discount...............              %              %        $
Proceeds, before expenses, to
 Arizona Public Service Company.....              %              %        $

----------
(1)  Plus accrued interest from May , 2003.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about May , 2003.

--------------------------------------------------------------------------------
LEHMAN BROTHERS                                                        CITIGROUP

                                BARCLAYS CAPITAL

BANC OF AMERICA SECURITIES LLC
              BANK ONE CAPITAL MARKETS, INC.
                         BNY CAPITAL MARKETS, INC.
                                       JPMORGAN
                                                  KBC FINANCIAL PRODUCTS
                                                                     UBS WARBURG
The date of this prospectus supplement is May   , 2003.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                              PROSPECTUS SUPPLEMENT

Arizona Public Service Company............................................   S-3
Risk Factors..............................................................   S-3
Use of Proceeds...........................................................   S-7
Ratio of Earnings to Fixed Charges........................................   S-8
Description of the Notes..................................................   S-8
Underwriting..............................................................  S-11
Experts...................................................................  S-12
Legal Opinions............................................................  S-12
Where You Can Find More Information.......................................  S-13

                                   PROSPECTUS

Risk Factors..............................................................     3
About this Prospectus.....................................................     8
Forward-Looking Statements................................................     8
Where You Can Find More Information.......................................     9
Business of Arizona Public Service Company................................    10
Ratio of Earnings to Fixed Charges........................................    11
Use of Proceeds...........................................................    11
Description of First Mortgage Bonds.......................................    11
Description of Debt Securities............................................    15
Global Securities.........................................................    22
Regarding the Trustees....................................................    23
Plan of Distribution......................................................    24
Experts...................................................................    24
Legal Opinions............................................................    24

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

     THIS DOCUMENT IS IN TWO PARTS. THE FIRST PART IS THIS PROSPECTUS SUPPLEMENT, WHICH DESCRIBES THE TERMS OF THE OFFERING OF THE NOTES AND ALSO ADDS TO AND UPDATES INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS. THE SECOND
PART IS THE ACCOMPANYING PROSPECTUS, WHICH GIVES MORE GENERAL INFORMATION, SOME OF WHICH WILL NOT APPLY TO THE NOTES. IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

                         ARIZONA PUBLIC SERVICE COMPANY

     We were incorporated in 1920 under the laws of Arizona and are a wholly-owned subsidiary of Pinnacle West Capital Corporation ("Pinnacle West"). We currently have more than 902,000 customers. We provide either retail or wholesale electric service to most of the State of Arizona, with the major exceptions of the Tucson metropolitan area and about one-half of the Phoenix metropolitan area. Electricity is delivered through a distribution system that we own. We also generate, sell and deliver electricity to wholesale customers in the western United States. We do not distribute any products. Our principal executive offices are located at 400 North Fifth Street, Phoenix, Arizona 85004, and our telephone number is 602-250-1000.

                                  RISK FACTORS

     Before investing in the notes, you should carefully consider the following discussion of risks and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under the headings "Forward-Looking Statements" in the accompanying prospectus and "Risk Factors" starting on page 3 of the accompanying prospectus. Although we have tried to discuss key factors in this prospectus supplement and the accompanying prospectus, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

WE ARE SUBJECT TO COMPLEX GOVERNMENT REGULATION WHICH MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND OUR RESULTS OF OPERATIONS.

     We are subject to governmental regulation which may have a negative impact on our business and results of operations. We are a "subsidiary company" of a "holding company" within the meaning of the Public Utility Holding Company Act ("PUHCA"); however, we are exempt from the provisions of PUHCA by virtue of the filing of an annual exemption statement with the Securities and Exchange Commission ("SEC") by our parent company, Pinnacle West.

     We are subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence our operating environment and may affect our ability to recover costs from utility customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. The Federal Energy Regulatory Commission ("FERC"), the Nuclear Regulatory Commission ("NRC"), the Environmental Protection Agency ("EPA"), and the Arizona Corporation Commission ("ACC") regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that we can charge customers. We believe the necessary permits, approvals and certificates have been obtained for our existing operations. However, we are unable to predict the impact on our business and operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

WE CANNOT PREDICT THE OUTCOME OF THE GENERAL RATE CASE THAT WE WILL FILE WITH THE ACC ON OR BEFORE JUNE 30, 2003.

     As required by a 1999 settlement agreement among us and various parties (the "1999 Settlement Agreement"), on or before June 30, 2003, we will file a general rate case with the ACC. In this rate case, we will update our cost of service and rate design. In addition, we expect to seek:

     * rate base treatment of certain power plants currently owned by Pinnacle West Energy Corporation, another subsidiary of Pinnacle West ("Pinnacle West Energy") (specifically, Redhawk Units 1 and 2, West Phoenix Units 4 and 5 and Saguaro Unit 3);

     * recovery of the $234 million pretax asset write-off recorded by us as part of the 1999 Settlement Agreement ($140 million, after income taxes, was the extraordinary charge recorded on the 1999 Statement of Income); and

     * recovery of costs incurred by us in preparation for the previously required transfer of generation assets to Pinnacle West Energy.

     The general rate case will also address the implementation of rate adjustment mechanisms that were the subject of ACC hearings in April 2003. The rate adjustment mechanisms, which were authorized as a result of the 1999 Settlement Agreement, would allow us to recover several types of costs, the most significant of which are power supply costs (fuel and purchased power costs) and costs associated with complying with the ACC retail competition rules described below. We assume that the ACC will make a decision in this general rate case by the end of 2004. We cannot predict the outcome of the rate case and the resulting levels of regulated revenues.

IF WE ARE NOT ABLE TO ACCESS CAPITAL AT COMPETITIVE RATES, OUR ABILITY TO IMPLEMENT OUR FINANCIAL STRATEGY WILL BE ADVERSELY AFFECTED.

     We rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity and for capital requirements not satisfied by the cash flow from our operations. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     *    an economic downturn;

     *    capital market conditions generally;

     *    the bankruptcy of an unrelated energy company;

     *    market prices for electricity and gas;

     * terrorist attacks or threatened attacks on our facilities or those of unrelated energy companies; or

     *    the overall health of the utility industry.

     Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     *    increasing the cost of future debt financing;

     * increasing our vulnerability to adverse economic and industry conditions;

     * requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     * placing us at a competitive disadvantage compared to our competitors that have less debt.

     See the following Risk Factor for more information relating to this discussion.

A SIGNIFICANT REDUCTION IN OUR CREDIT RATINGS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We cannot be sure that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. A downgrade could require additional support in the form of letters of credit or cash or other collateral and otherwise have a material adverse effect on our business, financial condition and results of operations. If our short-term ratings were to be lowered, it could limit our access to the commercial paper market. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

DEREGULATION OR RESTRUCTURING OF THE ELECTRIC INDUSTRY MAY RESULT IN INCREASED COMPETITION, WHICH COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR BUSINESS AND OUR FINANCIAL RESULTS.

     Retail competition could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. In 1999, the ACC approved rules that provide a framework for the introduction of retail electric competition in Arizona. Under the rules, as modified by the 1999 Settlement Agreement, we were required to transfer all of our competitive electric assets and services to an unaffiliated party or parties or to a separate corporate affiliate or affiliates no later than December 31, 2002. Pursuant to an ACC order dated September 10, 2002, the ACC unilaterally modified the 1999 Settlement Agreement and directed us to cancel any plans to divest interests in any of our generating assets. The ACC has further established a requirement that we solicit bids for certain estimated capacity and energy requirements for periods beginning July 1, 2003. These regulatory developments and legal challenges to the rules have raised considerable uncertainty about the status and pace of retail electric competition in Arizona. Although some very limited retail competition existed in our service area in 1999 and 2000, there are currently no active retail competitors offering unbundled energy or other utility services to our customers. As a result, we cannot predict when, and the extent to which, additional competitors will re-enter our service territory.

     As a result of changes in federal law and regulatory policy, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, and wholesale power marketers and brokers. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect wholesale competition to increase. As competition continues to increase, our financial position and results of operations could be adversely affected.

THE PROCUREMENT OF WHOLESALE POWER BY US WITHOUT THE ABILITY TO ADJUST RETAIL RATES COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS AND FINANCIAL RESULTS.

     The 1999 Settlement Agreement limits our ability to change retail rates until at least July 1, 2004, which could have a significant adverse financial impact on us if wholesale power prices significantly exceed the amount included for generation costs in our current bundled retail rates. Under the ACC's rules, we are the "provider of last resort" for standard-offer, full-service customers under rates that have been approved by the ACC. These rates are established until at least July 1, 2004. The 1999 Settlement Agreement allows us to seek adjustment of these rates in the event of emergency conditions or circumstances, such as the inability to secure financing on reasonable terms; material changes in our cost of service for ACC-regulated services resulting from federal, tribal, state or local laws; regulatory requirements; or judicial decisions, actions or orders. Energy prices in the western wholesale market vary and, during the course of the last two years, have been volatile. At various times, prices in the spot wholesale market have significantly exceeded the amount of generation costs per kilowatt hour (kWh) included in our current retail rates. In the event of shortfalls due to unforeseen increases in load demand or generation or transmission outages, we may need to purchase additional supplemental power in the wholesale spot market. The ACC has further established a requirement that we solicit bids for certain estimated capacity and energy requirements for periods beginning July 1, 2003. This competitive procurement process may adversely affect the cost of our procurement of wholesale power. In sum, there can be no assurance that we would be able to fully recover the costs of wholesale power under our present rate structure. Although we could seek to adjust our rates under the emergency provisions of the 1999 Settlement Agreement, ACC approval of such an adjustment also cannot be assured.

RECENT EVENTS IN THE ENERGY MARKETS THAT ARE BEYOND OUR CONTROL MAY HAVE NEGATIVE IMPACTS ON OUR BUSINESS.

     As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, but it is difficult or impossible to predict or control what effect these or related issues may have on our business or our access to the capital markets.

OUR RESULTS OF OPERATIONS CAN BE ADVERSELY AFFECTED BY MILDER WEATHER.

     Weather conditions directly influence the demand for electricity and affect the price of energy commodities. Electric power demand is generally a seasonal business. In Arizona, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, unusually mild weather could diminish our results of operations and harm our financial condition.

THERE ARE INHERENT RISKS IN THE OPERATION OF NUCLEAR FACILITIES, SUCH AS ENVIRONMENTAL, HEALTH AND FINANCIAL RISKS AND THE RISK OF TERRORIST ATTACK.

     We have an ownership interest in and operate the Palo Verde Nuclear Generating Station ("Palo Verde"). Palo Verde is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks. We maintain nuclear decommissioning trust funds and external insurance coverage to minimize our financial exposure to these risks; however, it is possible that damages could exceed the amount of insurance coverage.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Palo Verde, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     The operation of Palo Verde requires licenses that need to be periodically renewed and/or extended. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

THE USE OF DERIVATIVE CONTRACTS IN THE NORMAL COURSE OF OUR BUSINESS COULD RESULT IN FINANCIAL LOSSES THAT NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

     Our operations include managing market risks related to commodity prices, changes in interest rates, and investments held by our pension plan and nuclear decommissioning trust funds. We are exposed to the impact of market fluctuations in the price and transportation costs of electricity, natural gas, coal, and emissions allowances and credits. We have established procedures to manage risks associated with these market fluctuations by utilizing various commodity derivatives, including exchange-traded futures and options and over-the-counter forwards, options, and swaps. As part of our overall risk management program, we enter into derivative transactions to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodity.

     We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We use a risk management process to assess and monitor the financial exposure of all counterparties. Despite the fact that the majority of trading counterparties are rated as investment grade by the credit rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material adverse impact on our earnings for a given period.

     Changing interest rates will affect interest paid on variable-rate debt and interest earned by our pension plan and nuclear decommissioning trust funds. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt. The pension plan and nuclear decommissioning trust funds also have risks associated with changing market values of equity investments. Most of the pension costs and all of the nuclear decommissioning costs are recovered in regulated electricity prices.

THE UNCERTAIN OUTCOME REGARDING THE CREATION OF REGIONAL TRANSMISSION ORGANIZATIONS, OR RTOS, MAY MATERIALLY IMPACT OUR OPERATIONS, CASH FLOWS OR FINANCIAL POSITION.

     In a December 1999 order, the FERC set minimum characteristics and functions that must be met by utilities that participate in regional transmission organizations. The characteristics for an acceptable RTO include independence from market participants, operational control over a region large enough to support efficient and nondiscriminatory markets, and exclusive authority to maintain short-term reliability. On October 16, 2001, we and other owners of electric transmission lines in the Southwest filed with the FERC a request for a declaratory order confirming that our proposal to form WestConnect RTO, LLC would satisfy the FERC's requirements for the formation of an RTO. On October 10, 2002, the FERC issued an order finding that the WestConnect proposal, if modified to address specified issues, could meet the FERC's RTO requirements and provide the basic framework for a standard market design for the Southwest. As of March 28, 2003, the FERC was considering various aspects of its order as a result of requests for clarification filed by the WestConnect applicants.

WE ARE SUBJECT TO NUMEROUS ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY INCREASE OUR COST OF OPERATIONS, IMPACT OUR BUSINESS PLANS, OR EXPOSE US TO ENVIRONMENTAL LIABILITIES.

     We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

     In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

     We cannot be sure that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

                                 USE OF PROCEEDS

     We will use the net proceeds from the sale of the notes to make a secured loan in an amount not to exceed $500,000,000 to Pinnacle West Energy. Until we use the proceeds for this purpose, we will temporarily invest the proceeds in U.S. government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations, or deposit the proceeds with banks. After Pinnacle West Energy repays the loan, we may use the proceeds to fund general corporate purposes.

     We will make the loan to Pinnacle West Energy pursuant to an ACC order issued on April 4, 2003. Under that order, the loan's maturity may not exceed four years, unless otherwise ordered by the ACC, and Pinnacle West Energy must be permitted to prepay the loan at any time. The loan must bear an interest rate equal to 264 basis points above comparable debt that could be issued by us, with the 264 basis point "spread" being used to offset retail rate increases in the future. The loan will be secured by Pinnacle West Energy power plants, specifically, Redhawk Units 1 and 2, West Phoenix Units 4 and 5 and Saguaro Unit
3. The ACC order is described in greater detail in Note 3 of Notes to Financial Statements in our 2002 Form 10-K, which is incorporated by reference herein.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to fixed charges for each of the indicated periods:

      THREE
      MONTHS
       ENDED                          TWELVE MONTHS ENDED
     MARCH 31,                            DECEMBER 31,
     ---------      --------------------------------------------------------
       2003         2002         2001         2000         1999         1998
       ----         ----         ----         ----         ----         ----
       1.61         2.93         3.77         3.79         3.24         3.11

For the purposes of computing our ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of income
(loss) from continuing operations before income taxes and fixed charges. "Fixed charges" represent interest expense, the amortization of debt discount and the interest portion of rentals.

                            DESCRIPTION OF THE NOTES

     WE WILL ISSUE THE NOTES AS TWO SEPARATE SERIES OF DEBT SECURITIES UNDER THE INDENTURE DATED AS OF JANUARY 15, 1998, BETWEEN US AND JPMORGAN CHASE BANK (FORMERLY KNOWN AS "THE CHASE MANHATTAN BANK"), AS TRUSTEE. THE FOLLOWING DESCRIPTION OF SPECIFIC TERMS OF THE NOTES SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES IN THE ACCOMPANYING PROSPECTUS UNDER "DESCRIPTION OF DEBT SECURITIES." BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS SECTION HAVE THE MEANINGS ASSIGNED TO THOSE TERMS IN THE ACCOMPANYING PROSPECTUS.

GENERAL

     The specific financial and legal terms of the notes are set forth below:

*    TITLES: $    ,000,000    % Notes due 2015
             $    ,000,000    % Notes due 2033

*    TOTAL PRINCIPAL AMOUNT BEING ISSUED: $500,000,000, consisting of
     $   ,000,000 of 2015 notes and $   ,000,000 of 2033 notes.

*    DUE DATES FOR PRINCIPAL: May   , 2015
                              May   , 2033

*    INTEREST RATE:      % for 2015 notes
                         % for 2033 notes

*    DATE INTEREST STARTS ACCRUING: May   , 2003

*    INTEREST DUE DATES: May   and November

*    FIRST INTEREST DUE DATE: November   , 2003

*    REGULAR RECORD DATES FOR INTEREST DUE DATES:    for the May interest due
     date;   for the November interest due date

* COMPUTATION OF INTEREST: on the basis of a 360-day year of twelve 30-day months

* FORM OF NOTES: A global security will initially represent each series of the notes. We will deposit each global security with or on behalf of The Depository Trust Company ("DTC"). See "Global Securities" in the accompanying prospectus. We may allow exchange of the global security for registered notes and transfer of the global security to a person other than DTC in additional circumstances that we agree to other than those described under that heading.

*    SINKING FUND: The notes will not be subject to any sinking fund.

     The notes will constitute two separate series of our unsecured senior Debt Securities. The notes will rank equally with all of our existing and future senior unsecured debt and senior to all of our existing and future subordinated debt and will be effectively subordinated to all of our secured debt. As of March 31, 2003, we had $577 million of outstanding secured debt. The notes will not have the benefit of the collateral that secures our First Mortgage Bonds. The prospectus that accompanies this prospectus supplement describes our Debt Securities and our First Mortgage Bonds under "Description of Debt Securities" and "Description of First Mortgage Bonds," respectively.

FURTHER ISSUES

     We may from time to time, without notice to, or the consent of, the then existing registered holders of the notes, create and issue further notes equal in rank and having the same maturity, payment terms, redemption features, and other terms as either of the series of notes offered by this prospectus supplement, except for the payment of interest accruing prior to the issue date of the further notes and (under some circumstances) for the first payment of interest following the issue date of the further notes. These further notes may be consolidated and form a single series with either of the series of the notes offered by this prospectus supplement.

REDEMPTION

     We may redeem all or part of the notes at any time or from time to time at our option at a redemption price equal to the greater of (1) the principal amount of the notes being redeemed plus accrued interest to the redemption date or (2) the Make-Whole Amount for the notes being redeemed.

     As used herein:

     "MAKE-WHOLE AMOUNT" means the sum, as determined by a Quotation Agent, of the present values of the principal amount of the notes to be redeemed, together with scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued interest on the principal amount of the notes being redeemed to the redemption date.

     "ADJUSTED TREASURY RATE" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, plus in each case %, with respect to the 2015 notes and %, with respect to the 2033 notes.

     "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "QUOTATION AGENT" means the Reference Treasury Dealer selected by the trustee after consultation with us.

     "REFERENCE TREASURY DEALER" means each primary U.S. Government securities dealer selected by us.

     "COMPARABLE TREASURY PRICE" means, with respect to any redemption date, if clause (2) of the definition of Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the trustee, Reference Treasury Dealer Quotations for such redemption date.

     "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     If we elect to redeem all or any part of the notes, we will give notice of redemption to holders of the notes. We will give notice of a redemption at least 30 days before the redemption date. However, we will not know the exact redemption price until three business days before the redemption date. Therefore, the notice of redemption will only describe how the redemption price will be calculated. On the redemption date, if we have paid the full redemption price to the trustee, notes called for redemption will cease to bear interest and the holders of such notes will only have a right to receive payment of the redemption price.

DEFEASANCE

     The provisions described in the accompanying prospectus under the caption "Description of Debt Securities -- Defeasance and Covenant Defeasance" are applicable to the notes.

REGARDING THE TRUSTEE

     JPMorgan Chase Bank is the trustee under the indenture relating to the notes. We maintain normal banking arrangements with JPMorgan Chase Bank. JPMorgan Chase Bank also:

* serves as trustee for the holders of several series of bonds issued by a party unaffiliated with us, secured by, among other things, our payments under our Palo Verde Nuclear Generating Station leases;

* serves as administrative agent and issuing bank with respect to reimbursement agreements related to letters of credit securing the equity portions of our payments under certain of our Palo Verde leases ("Letters of Credit");

* has a $31.9 million credit commitment under the Letters of Credit, none of which was outstanding as of March 31, 2003;

* serves as an issuing and paying agent with respect to our commercial paper program; and

* has a commitment to lend us up to $45.3 million under a revolving credit agreement for which there were no borrowings outstanding as of March 31, 2003.

     In addition, an affiliate of JPMorgan Chase Bank is the owner participant under a trust to which we sold and leased back a portion of Palo Verde Unit 2.

                                  UNDERWRITING

     Lehman Brothers is acting as the bookrunning manager and as representative of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                       PRINCIPAL AMOUNT OF   PRINCIPAL AMOUNT OF
UNDERWRITERS                               2015 NOTES            2033 NOTES
------------                           -------------------   -------------------
Lehman Brothers Inc.................      $                     $
Citigroup Global Markets Inc. ......
Barclays Capital Inc................
Banc of America Securities LLC......
Bank One Capital Markets, Inc.......
BNY Capital Markets, Inc............
J.P. Morgan Securities Inc..........
KBC Financial Products USA Inc......
UBS Warburg LLC.....................
                                          -------------         -------------
         Total .....................      $    ,000,000         $    ,000,000
                                          =============         =============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     Lehman Brothers may make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Lehman Brothers and their respective customers and is not a party to this offering. Lehman Brothers does not believe that Market Axess Inc. will function as an underwriter or agent of this offering, nor do they believe that Market Axess Inc. will act as a broker for any customer of Lehman Brothers. Market Axess Inc., a registered broker-dealer, will receive compensation from Lehman Brothers based on transactions that Lehman Brothers conducts through the system. Lehman Brothers will make the offered notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                               PAID BY ARIZONA PUBLIC
                                                  SERVICE COMPANY
                                               ----------------------
          Per 2015 note....................              %
          Per 2033 note....................              %

     The notes are a new issue of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to be quoted on any quotation system. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     In connection with the offering, Lehman Brothers, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Lehman Brothers, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses (excluding underwriting commissions) of this offering will be $470,000.

     The underwriters and/or their affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     In connection with this offering, certain of the underwriters may distribute preliminary prospectuses electronically.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                     EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus supplement and prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in 2001 in the method of accounting for derivatives and hedging activities in order to comply with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting.

                                 LEGAL OPINIONS

     The validity of the notes offered hereby will be passed upon for Arizona Public Service Company by Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004, and for the underwriters by Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California 90067. Snell & Wilmer L.L.P. may rely as to all matters of New York law upon the opinion of Sullivan & Cromwell LLP. Sullivan & Cromwell LLP may rely as to all matters of Arizona law upon the opinion of Snell & Wilmer L.L.P.

                       WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     We file annual, quarterly, and current reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site: HTTP:WWW.SEC.GOV. You may also read and copy any document we file at the SEC's public reference room, which is located at 450 Fifth Street NW, Washington D.C. 20036. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

INCORPORATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the offered notes are sold under this prospectus supplement.

     *    Annual Report on Form 10-K for the fiscal year ended December 31,
          2002;

     * Current Reports on Form 8-K dated January 15, January 30, February 24, February 27, March 11, March 27 and May 6, 2003.

You may request a copy of these filings and will receive a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

               Arizona Public Service Company
               Office of the Secretary
               Station 9046
               P.O. Box 53999
               Phoenix, Arizona 85072-3999
               (602) 250-3252

Prospectus

                         ARIZONA PUBLIC SERVICE COMPANY
                                  $500,000,000
                              First Mortgage Bonds
                                 Debt Securities

     We may offer and sell first mortgage bonds and debt securities from time to time in one or more offerings. This prospectus provides you with a general description of the first mortgage bonds and debt securities we may offer.

     Each time we sell first mortgage bonds or debt securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the first mortgage bonds or debt securities. The supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our first mortgage bonds or debt securities.

     INVESTING IN OUR FIRST MORTGAGE BONDS OR DEBT SECURITIES INVOLVES RISK FACTORS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     Our principal executive offices are located at 400 North Fifth Street, Phoenix, AZ 85004. Our telephone number is (602) 250-1000.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ---------------------------

                The date of this prospectus is September 19, 2002

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Risk Factors................................................................   3
About This Prospectus.......................................................   8
Forward-Looking Statements..................................................   8
Where You Can Find More Information.........................................   9
Business of Arizona Public Service Company..................................  10
Ratio of Earnings to Fixed Charges..........................................  11
Use of Proceeds.............................................................  11
Description of First Mortgage Bonds.........................................  11
Description of Debt Securities..............................................  15
Global Securities...........................................................  22
Regarding the Trustees......................................................  23
Plan of Distribution........................................................  24
Experts.....................................................................  24
Legal Opinions..............................................................  24

                                  RISK FACTORS

     Before purchasing our first mortgage bonds or debt securities you should carefully consider the following risk factors as well as the other information contained in this prospectus and the information incorporated by reference in order to evaluate an investment in our first mortgage bonds or debt securities.

WE ARE SUBJECT TO COMPLEX GOVERNMENT REGULATION WHICH MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND OUR RESULTS OF OPERATIONS.

     We are subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence our operating environment and may affect our ability to recover costs from utility customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for our existing operations; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

     The Federal Energy Regulatory Commission ("FERC"), the Nuclear Regulatory Commission ("NRC"), the Environmental Protection Agency ("EPA"), and the Arizona Corporation Commission ("ACC") regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that we can charge customers.

     We are unable to predict the impact on our business and operating results from future regulatory activities of these federal, state and local agencies. Changes in regulations or the imposition of additional regulations could have a negative impact on our business and results of operations.

DEREGULATION OR RESTRUCTURING OF THE ELECTRIC INDUSTRY MAY RESULT IN INCREASED COMPETITION, WHICH COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR BUSINESS AND OUR FINANCIAL RESULTS.

     Retail competition and the unbundling of regulated energy could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. In 1999, the ACC approved rules that provide a framework for the introduction of retail electric competition in Arizona. Under the rules, as modified by a 1999 settlement agreement among us and various parties, we were originally required to transfer all of our competitive electric assets and services to an unaffiliated party or parties or to a separate corporate affiliate or affiliates no later than December 31, 2002. On September 10, 2002, the ACC unilaterally modified the 1999 settlement agreement and directed us to cancel any plans to divest interests in any of our generating assets. The ACC further established a requirement that we competitively procure, at a minimum, any power required for our retail customers that we cannot produce from our existing generating assets. The ACC ordered the ACC staff and interested parties to develop a competitive procurement process by March 1, 2003. These regulatory developments and legal challenges to the rules have raised considerable uncertainty about the status and pace of retail electric competition in Arizona. Although some very limited retail competition existed in our service area in 1999 and 2000, there are currently no active retail competitors offering unbundled energy or other utility services to our customers. As a result, we cannot predict when, and the extent to which, additional competitors will re-enter our service territory. These matters are discussed in detail in the documents filed by us with the SEC. See "Where You Can Find More Information" below.

     As a result of changes in federal law and regulatory policy, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, and wholesale power marketers and brokers. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect wholesale competition to increase. As competition continues to increase, our financial position and results of operations could be adversely affected.

THE UNCERTAIN OUTCOME REGARDING THE CREATION OF REGIONAL TRANSMISSION ORGANIZATIONS, OR RTOS, MAY MATERIALLY IMPACT OUR OPERATIONS, CASH FLOWS OR FINANCIAL POSITION.

     In a December 1999 order, the FERC set minimum characteristics and functions that must be met by utilities that participate in RTOs. The characteristics for an acceptable RTO include independence from market participants, operational control over a region large enough to support efficient and nondiscriminatory markets, and exclusive authority to maintain short-term reliability. On October 16, 2001, we and other owners of electric transmission lines in the Southwest filed with the FERC a request for a declaratory order confirming that our proposal to form WestConnect RTO, LLC would satisfy the FERC's requirements for the formation of an RTO. The FERC has not yet issued an order regarding the WestConnect proposal. In addition, on July 31, 2002, the FERC issued a Notice of Proposed Rulemaking regarding a standard market design for the electric utility industry. We are reviewing the proposed rulemaking and cannot currently predict what, if any, impact there may be to the WestConnect proposal or to us if the FERC adopts the proposed rule. These matters are discussed in detail in the documents filed by us with the SEC. See "Where You Can Find More Information" below.

WE ARE SUBJECT TO NUMEROUS ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY INCREASE OUR COST OF OPERATIONS, IMPACT OUR BUSINESS PLANS, OR EXPOSE US TO ENVIRONMENTAL LIABILITIES.

     We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

     In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

     We cannot be sure that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

RECENT EVENTS IN THE ENERGY MARKETS THAT ARE BEYOND OUR CONTROL MAY HAVE NEGATIVE IMPACTS ON OUR BUSINESS.

     As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, but it is difficult or impossible to predict or control what effect these or related issues may have on our business or our access to the capital markets.

OUR RESULTS OF OPERATIONS CAN BE ADVERSELY AFFECTED BY MILDER WEATHER.

     Weather conditions in our service territory directly influence the demand for electricity and affect the price of energy commodities. Electric power demand is generally a seasonal business. In Arizona, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, unusually mild weather could diminish our results of operations and harm our financial condition.

THERE ARE INHERENT RISKS IN THE OPERATION OF NUCLEAR FACILITIES, SUCH AS ENVIRONMENTAL, HEALTH AND FINANCIAL RISKS AND THE RISK OF TERRORIST ATTACK.

     We have an ownership interest in and operate the Palo Verde Nuclear Generating Station ("Palo Verde"). Palo Verde is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks. We maintain decommissioning trusts and external insurance coverage to minimize our financial exposure to these risks; however, it is possible that damages could exceed the amount of our insurance coverage.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Palo Verde, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     The operation of Palo Verde requires licenses that need to be periodically renewed and/or extended. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

THE USE OF DERIVATIVE CONTRACTS IN THE NORMAL COURSE OF OUR BUSINESS COULD RESULT IN FINANCIAL LOSSES THAT NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

     Our operations include managing market risks related to commodity prices, changes in interest rates, and investments held by our nuclear decommissioning trust fund. We are exposed to the impact of market fluctuations in the price and transportation costs of electricity, natural gas, coal, and emissions allowances. We employ established procedures to manage risks associated with these market fluctuations by utilizing various commodity derivatives, including exchange-traded futures and options and over-the-counter forwards, options, and swaps. As part of our overall risk management program, we enter into derivative transactions to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodity.

     As of June 30, 2002, a hypothetical adverse price movement of 10% in the market price of our risk management and trading assets and liabilities would have decreased the fair market value of these contracts by approximately $16 million. A hypothetical favorable price movement of 10% would have increased the fair market value of these contracts by approximately $18 million.

     We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We use a risk management process to assess and monitor the financial exposure of all counterparties. Despite the fact that the great majority of trading counterparties are rated as investment grade by the credit rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material adverse impact on our earnings for a given period.

     Changing interest rates will affect interest paid on variable-rate debt and interest earned by our nuclear decommissioning trust fund. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt. The nuclear decommissioning fund also has risks associated with changing market values of equity investments.

IF WE ARE NOT ABLE TO ACCESS CAPITAL AT COMPETITIVE RATES, OUR ABILITY TO IMPLEMENT OUR FINANCIAL STRATEGY WILL BE ADVERSELY AFFECTED.

     We rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity and for capital requirements not satisfied by the cash flow from our operations. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     *    an economic downturn;

     *    capital market conditions generally;

     *    the bankruptcy of an unrelated energy company;

     *    market prices for electricity and gas;

     * terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

     *    the overall health of the utility industry.

     Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     *    increasing the cost of future debt financing;

     * increasing our vulnerability to adverse economic and industry conditions;

     * requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     * placing us at a competitive disadvantage compared to our competitors that have less debt.

ANY REDUCTION IN OUR CREDIT RATINGS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We cannot be sure that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. A downgrade could require additional support from letters of credit or cash collateral and otherwise have a material adverse effect on our business, financial condition and results of operations. If our short-term ratings were to be lowered, it could limit our access to the commercial paper market. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a shelf registration statement that we filed with the United States Securities and Exchange Commission, or the SEC. You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the supplement to this prospectus is accurate as of the dates on their covers. Our business, financial condition, results of operations, and prospects may have changed since those dates.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement, and the additional information described under the heading "Where You Can Find More Information" may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," or similar expressions, we are making forward-looking statements.

     Forward-looking statements are not guarantees of performance. They involve risks, including those described under "Risk Factors" above, uncertainties, and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. These factors include, but are not limited to:

     * the ongoing restructuring of the electric industry, including the introduction of retail electric competition in Arizona;

     * the outcome of regulatory and legislative proceedings relating to the restructuring;

     * state and federal regulatory and legislative decisions and actions, including the price mitigation plan adopted by the FERC;

     * regional economic and market conditions, including the California energy situation and completion of generation construction in the region, which could affect customer growth and the cost of power supplies;

     *    the cost of debt and equity capital;

     *    weather variations affecting local and regional customer energy usage;

     *    conservation programs;

     *    power plant performance;

     * our ability to compete successfully outside traditional regulated markets (including the wholesale market);

     *    technological developments in the electric industry; and

     * other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     You are cautioned not to put undue reliance on any forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for any forward-looking statements contained in this prospectus and any prospectus supplement.

                       WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     We file annual, quarterly, and current reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site: HTTP://WWW.SEC.GOV. You may also read and copy any document we file at the SEC's public reference room, which is located at 450 Fifth Street NW, Washington, D.C. 20036. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Reports and other information concerning us can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all securities are sold under this prospectus.

     *    Annual Report on Form 10-K for the fiscal year ended December 31,
          2001;

          * Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2002; and

          * Current Reports on Form 8-K dated December 14, 2001 and February 8, February 26, April 19, April 26, May 22, June 5, July 11, July 23, August 13, August 27, and September 10, 2002.

You may request a copy of these filings and will receive a copy of these filings, at no cost, by writing or telephoning us at the following address:

                    Arizona Public Service Company
                    Office of the Secretary
                    Station 9046
                    P.O. Box 53999
                    Phoenix, Arizona 85072-3999
                    (602) 250-5608

                   BUSINESS OF ARIZONA PUBLIC SERVICE COMPANY

     We were incorporated in 1920 under the laws of Arizona and we are an electric utility, with more than 874,000 customers. We are a wholly-owned subsidiary of Pinnacle West Capital Corporation. We provide either retail or wholesale electric service to substantially all of the state of Arizona, with the major exceptions of the Tucson metropolitan area and about one-half of the Phoenix metropolitan area. We also generate and, through Pinnacle West Capital Corporation's power marketing division, sell and deliver electricity to wholesale customers in the western United States. Our principal executive offices are located at 400 North Fifth Street, Phoenix, Arizona 85004, 602-250-1000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of our earnings to fixed charges for each of the indicated periods:

    Six Months
      Ended                           Twelve Months Ended
     June 30,                             December 31,
     --------       --------------------------------------------------------
       2002         2001         2000         1999         1998         1997
       ----         ----         ----         ----         ----         ----
       2.89         3.77         3.79         3.24         3.11         3.01

     For the purposes of these computations, earnings are defined as the sum of our pre-tax income plus our fixed charges and the fixed charges of our subsidiaries. Fixed charges consist of interest on debt, amortization of debt discount, premium, and expense, and an estimated interest factor in rentals.

                                 USE OF PROCEEDS

     We will add the net proceeds from any sale of first mortgage bonds or debt securities to our general corporate funds. We will use the net proceeds to repay debt and for general corporate purposes. Each prospectus supplement will include specific uses of the net proceeds.

                       DESCRIPTION OF FIRST MORTGAGE BONDS

GENERAL

     The following description highlights the general terms of the first mortgage bonds. When we offer first mortgage bonds in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions will not apply.

     Our mortgaged property will secure the first mortgage bonds. The first mortgage bonds will be issued under a Mortgage and Deed of Trust, dated as of July 1, 1946, between us and The Bank of New York. The Mortgage allows us to issue first mortgage bonds in one or more series.

     We have summarized selected provisions of the Mortgage below. The summary is not complete. We have filed the form of the Mortgage as an exhibit to the registration statement and you should read any provisions of the Mortgage that may be important to you.

     You should refer to the prospectus supplement attached to this prospectus for the following information about a new series of first mortgage bonds:

     *    the aggregate principal amount of the first mortgage bonds;

     *    the date on which the first mortgage bonds mature;

     *    the interest rate;

     *    when the interest on the first mortgage bonds accrues and is payable;

     * whether and when we can redeem the first mortgage bonds, and at what price;

     *    the record dates for the payment of interest and principal;

     * whether the first mortgage bonds will be issued in the form of one or more global securities; and

     *    any other terms.

     We will pay interest to the person in whose name the first mortgage bonds are registered at the close of business on the record date that precedes the interest payment date. The supplemental indenture to the Mortgage that contains the terms of the first mortgage bonds will also contain the record date. We will issue the first mortgage bonds as fully registered bonds, without coupons, in $1,000 denominations and multiples thereof. The holders of the first mortgage bonds may transfer them at any time without any service or other charge, except for transfer taxes and other governmental charges, if any. We, the trustee, and any of our agents may treat the registered holder of a debt security as the absolute owner for the purpose of making payments, giving notices, and for all other purposes.

     Other than the protections described in this prospectus and in the prospectus supplement, holders of first mortgage bonds would not be protected by the covenants in the Mortgage from a highly-leveraged transaction.

REDEMPTION

     Unless indicated differently in a prospectus supplement, we may redeem the first mortgage bonds at their principal amount plus accrued interest to the redemption date in any of the following ways:

     * in whole or in part using the proceeds when any of our mortgaged property is taken under eminent domain;

     * in whole or in part using the proceeds of the sale or other disposition of property that is released from the lien of the Mortgage;

     * in whole, together with all other first mortgage bonds then outstanding, within twelve months of a transaction involving the transfer of substantially all of the property subject to the lien of the Mortgage; or

     *    in whole or in part with cash deposited in a replacement fund.

SECURITY

     The first mortgage bonds will rank on an equal basis with all first mortgage bonds at any time outstanding under the Mortgage, except for any sinking fund or similar fund that is provided for in a particular series. The Mortgage creates a first mortgage lien on substantially all the property we own. However, the lien does not cover interests in Unit 2 of the Palo Verde Nuclear Generating Station that we lease, or any other property specifically excluded from the Mortgage. The Mortgage lien and the title to some of our properties are subject to excepted encumbrances, minor leases, defects, irregularities, and deficiencies, and are subject to the considerations discussed below regarding the Four Corners Plant and Navajo Plant locations. The Mortgage lien also extends to all property acquired after the effective date of the Mortgage, other than specifically excluded property, for which proper filings and recordings have been made. In the case of property acquired after the effective date of the Mortgage lien, however, the Mortgage lien is subject to encumbrances and to liens existing or placed on the property at the time we acquire it.

     Both the Four Corners Plant and the Navajo Plant are located on property held under leases from the Navajo Tribe and easements from the Secretary of the Interior. The leases extend from their effective dates in 1966 and 1969 for terms of 50 years with rights of renewal for up to 25 additional years. The easements are for 50-year terms from the same effective dates. Although we own the rights granted to us by the leases from the Navajo Tribe, we do not make any representation about the Navajo Tribe's interest in the lands leased, but we are not aware of any assertion of a contesting claim to the lands. We also do not make any representations about the enforceability of the leases against the Navajo Tribe.

     The Mortgage requires us to keep our encumbered property in good repair and working order as an operating system. However, we are permitted to permanently discontinue or reduce the capacity of any property if:

     * in the judgment of our Board of Directors, it is desirable in the conduct of our business;

     *    a regulatory authority orders us to do so; or

     *    we are going to sell or dispose of the property.

     If we are not in default under the Mortgage, we may obtain a release from the Mortgage lien of:

     * unserviceable, obsolete, or unnecessary property, but only if we replace the property with property of equal value; or

     * other property that we have sold or otherwise disposed of, but only if we:

          * deposit with the trustee cash in an amount equal to the released property's fair value;

          * use redeemed or retired first mortgage bonds in an amount equal to the released property's fair value; or

          * use as a credit additional property we acquired within the preceding five years that has fair value equal to the released property's fair value.

     The trustee may, and upon our request must, cancel and discharge the Mortgage lien and all supplemental indentures to the Mortgage when we have repaid all of the debt secured by the Mortgage.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

     We may issue additional first mortgage bonds under the Mortgage in a principal amount equal to:

     *    60% of net property additions;

     *    the principal amount of redeemed or retired first mortgage bonds;
          and/or

     *    deposited cash,

but only if our adjusted net earnings over the twelve-month period within fifteen months preceding the month in which we issue the bonds are at least two times the annual interest on all outstanding first mortgage bonds after the issuance and on debt secured by prior liens. There are exceptions to this earnings coverage requirement for first mortgage bonds issued on the basis of redeemed or retired first mortgage bonds when the redeemed or retired first mortgage bonds had a higher rate of interest and when other conditions are satisfied.

     We can support the issuance of new first mortgage bonds by using property located on leaseholds or easements, such as the Four Corners and Navajo Plants, if the leasehold or easement has an unexpired term of, or the term is extendable at our option for, at least 30 years after the date of issuance, or if we may remove the property without compensation.

     As of June 30, 2002, we estimate that the Mortgage would have allowed us to issue up to approximately $3.29 billion of additional first mortgage bonds. In addition to complying with the Mortgage restrictions placed on the issuance of additional first mortgage bonds, we must obtain the approval of the Arizona Corporation Commission, which we refer to as the ACC, before incurring long-term debt. Existing ACC orders allow us to have approximately $2.6 billion in principal amount of long-term debt outstanding at any one time. We do not expect these orders to limit our ability to meet our capital requirements.

REPLACEMENT FUND

     So long as any of our first mortgage bonds are outstanding, the Mortgage requires us to deposit cash with the trustee each calendar year in an amount related to net additions to our mortgaged utility plant. However, we may satisfy all or any part of this requirement by using redeemed or retired first mortgage bonds, property additions, or property retirements. For 2001, our replacement fund requirement was about $155 million. Any cash that we deposit may, upon our request, be applied to the redemption or repurchase of first mortgage bonds. We may withdraw the cash from the trustee by using additional property we acquire or redeemed or retired first mortgage bonds. If we do not withdraw the cash from the trustee within five years of deposit, the trustee must use the cash to redeem outstanding first mortgage bonds. The prospectus supplement relating to a particular series of first mortgage bonds may describe restrictions on our ability to redeem the first mortgage bonds with cash we deposit with the trustee to meet our replacement fund requirements.

EVENTS OF DEFAULT

     The following are events of default under the Mortgage:

     * our failure to pay the principal of any first mortgage bond when due and payable;

     * our failure to pay interest on any first mortgage bond within 60 days after it is due and payable;

     * our failure to pay any installment of any fund required to be applied to the purchase or redemption of first mortgage bonds within 60 days after it is due and payable;

     *    bankruptcy, insolvency, and reorganization events involving us; and

     * our failure to perform any other covenant of the Mortgage which continues for 90 days after notice by the trustee or holders of 15% in principal amount of eligible bonds.

     The Mortgage allows the trustee to withhold notice of defaults if the trustee determines in good faith that withholding the notice is in the interests of the bondholders. The trustee may not withhold notice of any default in the payment of principal or interest or any sinking, improvement, replacement, or purchase fund installment.

     Those holding at least a majority in principal amount of the first mortgage bonds may direct the time, method, and place of conducting any proceeding for any remedy available to the trustee. However, the trustee may decline to follow any direction under some circumstances, including the trustee's good faith determination that it will not be sufficiently indemnified for any expenditures. We are required to file with the trustee, on or before July 1 of each year, a certificate stating we have complied with all of the provisions of the Mortgage and that we are not in default and, if we have not complied, stating all known defaults.

MODIFICATION OF THE MORTGAGE

     The Mortgage and the rights of bondholders may be modified if the following parties consent to the modification:

     *    us;

     *    the trustee, if the trustee is affected by the modification;

     * holders of at least 70% in principal amount of the first mortgage bonds, if all series are affected by the modification; or

     * holders of at least 70% in principal amount of any series of first mortgage bonds affected by the modification, if all series are not affected.

     However, the holder of each first mortgage bond affected must consent to any modification that would:

     * affect the rights of the holder to receive payment of the principal, premium, or interest on any first mortgage bonds on the dates due or to institute suit to enforce such right;

     * permit the creation of an additional lien ranking prior or equal to the lien of the Mortgage to any of the mortgaged property;

     * deprive any nonassenting bondholder of a lien upon the mortgaged property for the security of the holder's first mortgage bonds; or

     * reduce the percentage of bondholders required to consent to a modification.

RESTRICTIONS ON DIVIDENDS

     The Mortgage restricts the payment of dividends on our common stock under conditions that have not existed in the past and do not currently exist. Under the Mortgage, we may pay dividends on our common stock if there is a sufficient amount "available" from retained earnings and the excess of cumulative book depreciation (since the Mortgage's inception) over Mortgage depreciation, which is the cumulative amount of additional property pledged each year to address collateral depreciation. As of December 31, 2001, the amount "available" under the Mortgage would have allowed us to pay approximately $2.5 billion of dividends compared to our current annual common stock dividends of $170 million.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The following description highlights the general terms of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which any of these general provisions will not apply.

     The debt securities will be our unsecured obligations. The debt securities may be issued in one or more new series under:

     * an Indenture, dated as of January 1, 1995, between The Bank of New York and us, in the case of subordinated debt securities; or

     * an Indenture, dated as of January 15, 1998, between JPMorgan Chase Bank and us, in the case of senior debt securities.

     We have summarized selected provisions of the Indentures below. The summary is not complete. We have filed the forms of the Indentures as exhibits to the registration statement. You should read the Indentures in their entirety, including the definitions of certain terms, together with this prospectus and the prospectus supplement before you make any investment decision. Although separate Indentures are used for subordinated debt securities and senior debt securities, the description of the Indenture in this section applies to both Indentures, unless otherwise noted.

     You should refer to the prospectus supplement attached to this prospectus for the following information about a new series of debt securities:

     *    title of the debt securities;

     * the aggregate principal amount of the debt securities or the series of which they are a part;

     *    the date on which the debt securities mature;

     *    the interest rate;

     *    when the interest on the debt securities accrues and is payable;

     *    the record dates;

     *    places where principal, premium, or interest will be payable;

     * periods within which, and prices at which we can redeem debt securities at our option;

     * any obligation on our part to redeem or purchase debt securities pursuant to a sinking fund or at the option of the holder;

     * denominations and multiples at which debt securities will be issued if other than $1,000;

     * any index or formula from which the amount of principal or any premium or interest may be determined;

     *    any allowance for alternative currencies and determination of value;

     * whether the debt securities are defeasible under the terms of the Indenture;

     *    whether we are issuing the debt securities as global securities;

     * any additional or different events of default and any change in the right of the trustee or the holders to declare the principal amount due and payable if there is any default;

     *    any addition to or change in the covenants in the Indenture; and

     *    any other terms.

     We may sell the debt securities at a substantial discount below their principal amount. The prospectus supplement may describe special federal income tax considerations that apply to debt securities sold at an original issue discount or to debt securities that are denominated in a currency other than United States dollars.

     Other than the protections described in this prospectus and in the prospectus supplement, holders of debt securities would not be protected by the covenants in the Indenture from a highly-leveraged transaction.

SUBORDINATION

     The Indenture relating to the subordinated debt securities states that, unless otherwise provided in a supplemental indenture or a board resolution, the debt securities will be subordinate to all senior debt. This is true whether the senior debt is outstanding as of the date of the Indenture or is incurred afterwards. The balance of the information under this heading assumes that a supplemental indenture or a board resolution results in a series of debt securities being subordinated obligations.

     The Indenture states that we cannot make payments of principal, premium, or interest on the subordinated debt if:

     * the principal, premium or interest on senior debt is not paid when due and the applicable grace period for the default has ended and the default has not been cured or waived; or

     * the maturity of any senior debt has been accelerated because of a default.

     The Indenture provides that we must pay all senior debt in full before the holders of the subordinated debt securities may receive or retain any payment if our assets are distributed to our creditors upon any of the following:

     *    dissolution;

     *    winding-up;

     *    liquidation;

     *    reorganization, whether voluntary or involuntary;

     *    bankruptcy;

     *    insolvency;

     *    receivership; or

     *    any other proceedings.

     The Indenture provides that when all amounts owing on the senior debt are paid in full, the holders of the subordinated debt securities will be subrogated to the rights of the holders of senior debt to receive payments or distributions applicable to senior debt.

     The Indenture defines senior debt as the principal, premium, interest and any other payment due under any of the following, whether outstanding at the date of the Indenture or thereafter incurred, created or assumed:

     * all of our debt evidenced by notes, debentures, bonds, or other securities we sell for money, including all of our first mortgage bonds;

     * all debt of others of the kinds described in the preceding bullet point that we assume or guarantee in any manner; and

     * all renewals, extensions, or refundings of debt of the kinds described in either of the two preceding bullet points.

However, the preceding will not be considered senior debt if the document creating the debt or the assumption or guarantee of the debt states that it is not superior to or that it is on equal footing with the subordinated debt securities.

     The Indenture does not limit the aggregate amount of senior debt that we may issue. As of June 30, 2002, there was approximately $1.7 billion of senior debt outstanding and there was no subordinated debt outstanding.

FORM, EXCHANGE, AND TRANSFER

     Each series of debt securities will be issuable only in fully registered form and without coupons. In addition, unless otherwise specified in a prospectus supplement, the debt securities will be issued in denominations of $1,000 and multiples of $1,000. We, the trustee, and any of our agents may treat the registered holder of a debt security as the absolute owner for the purpose of making payments, giving notices, and for all other purposes.

     The holders of debt securities may exchange them for any other debt securities of the same series, in authorized denominations, and equal principal amount. However, this type of exchange will be subject to the terms of the Indenture and any limitations that apply to global securities.

     A holder may transfer debt securities by presenting the endorsed security at the office of a security registrar or at the office of any transfer agent we designate. The holder will not be charged for any exchange or registration of transfer, but we may require payment to cover any tax or other governmental charge in connection with the transaction. We have appointed the trustee under each Indenture as security registrar. A prospectus supplement will name any transfer agent we designate for any debt securities if different from the security registrar. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts at any time, except that we will maintain a transfer agent in each place of payment for debt securities.

     If the debt securities of any series are to be redeemed in part, we will not be required to do any of the following:

     * issue, register the transfer of, or exchange any debt securities of that series and/or tenor beginning 15 days before the day of mailing of a notice of redemption of any debt security that may be selected for redemption and ending at the close of business on the day of the mailing; or

     * register the transfer of or exchange any debt security selected for redemption, except for an unredeemed portion of a debt security that is being redeemed in part.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, we will pay interest on a debt security on any interest payment date to the person in whose name the debt security is registered.

     Unless otherwise indicated in the applicable prospectus supplement, the principal, premium, and interest on the debt securities of a particular series will be payable at the office of the paying agents that we may designate. However, we may pay any interest by check mailed to the address, as it appears in the security register, of the person entitled to that interest. Also, unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee in The City of New York will be our sole paying agent for payments with respect to debt securities of each series. Any other paying agent that we initially designate for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will maintain a paying agent in each place of payment for the debt securities of a particular series.

     All money that we pay to a paying agent for the payment of the principal, premium, or interest on any debt security that remains unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the debt security may look only to us for payment.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     Unless otherwise indicated in the applicable prospectus supplement, we may not:

     *    consolidate with or merge into any other entity;

     * convey, transfer, or lease our properties and assets substantially as an entirety to any entity; or

     * permit any entity to consolidate with or merge into us or convey, transfer, or lease its properties and assets substantially as an entirety to us, unless the following conditions are met:

          * the successor entity is a corporation, partnership, trust, or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the Indenture;

          * immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

          *    other conditions are met.

Upon any merger, consolidation, or transfer or lease of properties, the successor person will be substituted for us under the Indenture, and, thereafter, except in the case of a lease, we will be relieved of all obligations and covenants under the Indenture and the debt securities.

EVENTS OF DEFAULT

     Each of the following will be an event of default under the Indenture with respect to debt securities of any series:

     * our failure to pay principal of or any premium on any debt security of that series when due;

     * our failure to pay any interest on any debt securities of that series when due, and the continuance of that failure for 30 days;

     * our failure to deposit any sinking fund payment, when due, in respect of any debt securities of that series;

     * our failure to perform any of our other covenants in the Indenture relating to that series and the continuance of that failure for 90 days after written notice has been given by the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series;

     *    bankruptcy, insolvency, or reorganization events involving us; and

     * any other event of default for that series described in the applicable prospectus supplement.

     If an event of default occurs and is continuing other than an event of default relating to bankruptcy, insolvency, or reorganization, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series may declare the principal amount of the debt securities of that series to be due and payable immediately. In the case of any debt security that is an original issue discount security or the principal amount of which is not then determinable, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the portion of the principal amount of the debt security specified in the terms of such debt security to be immediately due and payable upon an event of default.

     If an event of default involving bankruptcy, insolvency, or reorganization occurs, the principal amount of all the debt securities of the affected series will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

     The trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. Subject to provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

     No holder of a debt security of any series will have any right to institute any proceeding under the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:

     * the holder has previously given the trustee written notice of a continuing event of default with respect to the debt securities of that series;

     * the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and the holder or holders have offered reasonable indemnity, to the trustee to institute the proceeding as trustee; and

     * the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with the request within 60 days after the notice, request, and offer.

The limitations provided above do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal, premium, or interest on the debt security on or after the applicable due date.

     We are required to furnish to the trustee annually a certificate of various officers stating whether or not we are in default in the performance or observance of any of the terms, provisions, and conditions of the Indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

     In limited cases the trustee, as well as us, may make modifications and amendments to the Indenture without the consent of the holders of any series of debt securities. The trustee may make modifications and amendments to the Indenture with the consent of the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, without the consent of the holder of each outstanding debt security affected, no modification or amendment may:

     * change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

     * reduce the principal amount of, or any premium or interest on, any debt security;

     * reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity of the security;

     * change the place or currency of payment of principal of, or any premium or interest on, any debt security;

     * impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

     * reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indenture necessary for waiver of compliance with certain provisions of the Indenture or of certain defaults, or modify the provisions of the Indenture relating to modification and waiver.

     Compliance with certain restrictive provisions of the Indenture may be waived by the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of any series. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture, except:

     *    a default in the payment of principal, premium, or interest; and

     * a default under covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each outstanding debt security of the affected series.

     In determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver, or other action under the Indenture as of any date:

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
     * the principal amount of an outstanding original issue discount security will be the amount of the principal that would be due and payable upon acceleration of the maturity on that date,

     * if the principal amount payable at the stated maturity of a debt security is not determinable, the principal amount of the outstanding debt security will be an amount determined in the manner prescribed for the debt security; and

     * the principal amount of an outstanding debt security denominated in one or more foreign currencies will be the U.S. dollar equivalent of the principal amount of the debt security or, in the case of a debt security described in the previous clause above, the amount described in that clause.

     If debt securities have been fully defeased or if we have deposited money with the trustee to redeem debt securities, they will not be considered outstanding.

     Except in limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver, or other action under the Indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of the debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or any other shorter period as we may specify. The period may be shortened or lengthened, but not beyond 180 days.

DEFEASANCE AND COVENANT DEFEASANCE

     We may elect to have the provisions of the Indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants in the Indenture, applied to the debt securities of any series, or to any specified part of a series. The prospectus supplement describing a series of debt securities will state whether we can make these elections for that series.

     DEFEASANCE AND DISCHARGE

     We will be discharged from all of our obligations with respect to the debt securities of a series if we deposit with the trustee money in an amount sufficient to pay the principal, premium, and interest on the debt securities of that series when due in accordance with the terms of the Indenture and the debt securities. We can also deposit securities that will provide the necessary monies. However, we will not be discharged from the obligations to exchange or register the transfer of debt securities, to replace stolen, lost, or mutilated debt securities, to maintain paying agencies, and to hold moneys for payment in trust. The defeasance or discharge may occur only if we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of such debt securities:

     * will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance, and discharge; and

     * will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if the deposit, defeasance, and discharge were not to occur.

     DEFEASANCE OF COVENANTS

     We may elect to omit compliance with restrictive covenants in the Indenture and any additional covenants that may be described in the applicable prospectus supplement for a series of debt securities. This election will preclude some actions from being considered defaults under the Indenture for the applicable series. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of debt securities, funds in an amount sufficient to pay the principal, premium and interest on the debt securities of the applicable series. We may also deposit securities that will provide the necessary monies. We will also be required to deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. If we exercise this option with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of any event of default, the amount of funds deposited in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities but may not be sufficient to pay amounts due on the debt securities on any acceleration resulting from an event of default. In that case, we would remain liable for the additional payments.

GOVERNING LAW

     The law of the State of New York will govern the Indenture and the debt securities.

                                GLOBAL SECURITIES

     Some or all of the first mortgage bonds or debt securities of any series may be represented, in whole or in part, by one or more global securities, which will have an aggregate principal amount equal to that of the first mortgage bonds or debt securities they represent. We will register each global security in the name of a depositary or nominee identified in a prospectus supplement and deposit the global security with the depositary or nominee. Each global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and other matters specified in a supplemental indenture to the Mortgage or the Indenture.

     No global security may be exchanged for first mortgage bonds or debt securities registered, and no transfer of a global security may be registered, in the name of any person other than the depositary for the global security or any nominee of the depositary, unless:

     * the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary;

     * a default has occurred and is continuing with respect to the first mortgage bonds or debt securities represented by the global security; or

     * any other circumstances exist that may be described in the applicable supplemental indenture and prospectus supplement.

     We will register all securities issued in exchange for a global security or any portion of a global security in the names specified by the depositary.

     As long as the depositary or its nominee is the registered holder of a global security, the depositary or nominee will be considered the sole owner and holder of the global security and the first mortgage bonds or debt securities that it represents. Except in the limited circumstances referred to above, owners of beneficial interests in a global security will not:

     * be entitled to have the global security or first mortgage bonds or debt securities registered in their names;

     * receive or be entitled to receive physical delivery of certificated first mortgage bonds or debt securities in exchange for a global security; and

     * be considered to be the owners or holders of the global security or any first mortgage bonds or debt securities for any purpose under the Mortgage or the Indenture.

     We will make all payments of principal, premium, and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that purchasers of securities take physical delivery of securities in definitive form. These laws make it difficult to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, referred to as Participants, and to persons that may hold beneficial interests through Participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of first mortgage bonds or debt securities represented by the global security to the accounts of its Participants. Ownership of beneficial interests in a global security will only be shown on records maintained by the depositary or the Participant. Likewise, the transfer of ownership interests will be effected only through the same records. Payments, transfers, exchanges, and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee, nor any of our agents will have responsibility or liability for any aspect of the depositary's or any Participant's records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising, or reviewing any records relating to the beneficial interests.

                             REGARDING THE TRUSTEES

     The Bank of New York is the trustee under the Mortgage and the trustee under the Indenture relating to the subordinated debt securities. We maintain normal banking arrangements with The Bank of New York, which include:

     * a $15.6 million commitment by The Bank of New York pursuant to a revolving credit agreement, none of which was outstanding at June 30, 2002.

     The Bank of New York also serves as:

     * trustee for the holders of several issues of pollution control bonds issued on our behalf;

     *    trustee under our senior note indenture;

     *    investment manager for our nonunion post-retirement medical fund; and

     *    custodian of international fixed-income assets for our pension plan.

     An affiliate of The Bank of New York is the remarketing agent for a series of our pollution control bonds.

     JPMorgan Chase Bank is the trustee under the Indenture relating to the senior debt securities. We maintain normal banking arrangements with JPMorgan Chase Bank. JPMorgan Chase Bank also:

     * serves as trustee for the holders of several series of bonds issued by a party unaffiliated with us, secured by, among other things, our payments under our Palo Verde Nuclear Generating Station leases;

     * serves as administrative agent and issuing bank with respect to a reimbursement agreement related to a letter of credit securing our payments under our Palo Verde Nuclear Generating Station leases ("Letter of Credit");

     * has a $31.9 million credit commitment under the Letter of Credit, none of which was outstanding as of June 30, 2002;

     *    serves as fiscal agent for certain of our privately-placed notes;

     * serves as an issuing and paying agent with respect to our commercial paper program; and

     * has a commitment to lend us up to $56.3 million under a revolving credit agreement, none of which was outstanding as of June 30, 2002.

     In addition, an affiliate of JPMorgan Chase Bank is the owner participant under a trust to which we sold and leased back a portion of Unit 2 of the Palo Verde Nuclear Generating Station.

                              PLAN OF DISTRIBUTION

     We intend to sell up to $500,000,000 in aggregate principal amount of the offered securities to or through underwriters or dealers, and may also sell the offered securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of first mortgage bonds or debt securities.

     We may distribute the offered securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

     In connection with the sale of the offered securities, underwriters may receive compensation from us or from purchasers of offered securities for whom they act as agents in the form of discounts, concessions, or commissions. Underwriters may sell offered securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers, and agents who participate in the distribution of offered securities may be considered to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of offered securities by them may be considered to be underwriting discounts and commissions under the Securities Act of 1933. We will identify any person considered to be an underwriter, and we will describe any compensation received from us in the prospectus supplement.

     We may agree to indemnify underwriters, dealers, and agents who participate in the distribution of the offered securities against liabilities, including liabilities under the Securities Act of 1933.

                                     EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in 2001 in the method of accounting for derivatives and hedging activities in order to comply with the provisions of Statement of Financial Accounting Standards No. 133), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004 will opine on the validity of the offered securities. We currently anticipate that Sullivan & Cromwell, 1888 Century Park East, Los Angeles, California 90067 will opine on the validity of the offered securities for any underwriters of securities. In giving their opinions, Sullivan & Cromwell and Snell & Wilmer L.L.P. may rely as to matters of New Mexico law upon the opinion of Keleher & McLeod, P.A., Albuquerque Plaza, 201 Third NW, 12th Floor, Albuquerque, New Mexico 87102. Snell & Wilmer L.L.P. may rely as to all matters of New York law upon the opinion of Sullivan & Cromwell. Sullivan & Cromwell may rely as to all matters of Arizona law upon the opinion of Snell & Wilmer L.L.P.

                                  $500,000,000


                                     [LOGO]

                         ARIZONA PUBLIC SERVICE COMPANY

                        $   ,000,000    % NOTES DUE 2015
                        $   ,000,000    % NOTES DUE 2033


                         ------------------------------
                              PROSPECTUS SUPPLEMENT
                                  MAY   , 2003
                         ------------------------------


                                 LEHMAN BROTHERS

                                    CITIGROUP

                                BARCLAYS CAPITAL


                         BANC OF AMERICA SECURITIES LLC

                         BANK ONE CAPITAL MARKETS, INC.

                            BNY CAPITAL MARKETS, INC.

                                    JPMORGAN

                             KBC FINANCIAL PRODUCTS

                                   UBS WARBURG